Exhibit 99.1

GasLog Ltd. Signs 10-Year Time Charter For Provision Of An LNG Floating Storage Unit To Panama Power Project

Monaco, Sept. 04, 2019 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) today announces that one of its subsidiaries has signed a 10-year time charter with Sinolam LNG Terminal, S.A. for the provision of a liquefied natural gas (“LNG”) floating storage unit (“FSU”) to a gas-fired power project being developed in Panama.

The time charter is expected to be fulfilled through the conversion of the GasLog Singapore, a 155,000 cubic meter, tri-fuel diesel electric (“TFDE”) LNG carrier built in 2010. The required modifications are such that, as well as being FSU ready, the vessel will still be able to trade as an LNG carrier following the conversion works. The GasLog Singapore’s conversion will take place in conjunction with the vessel’s scheduled 5-year special survey in the third quarter of 2020, enabling both time and cost synergies with the vessel’s regular dry-docking. The charter commences on delivery of the FSU in Panama, which is scheduled for November 2020.

Since September 2016, the GasLog Singapore has been trading in the LNG carrier spot market. The FSU contract is for a fixed period, thereby delivering 100% utilization for the duration of the charter. The FSU will also incur a lower opex than if the vessel was trading as an LNG carrier, with GasLog estimating that the charter will generate approximately $20 million of EBITDA per annum over its 10-year life.

The FSU will receive, store and send out LNG to a gas-fired power plant currently being developed near Colón, Panama, by Sinolam Smarter Energy LNG Power Company (“Sinolam”), a subsidiary of private Chinese investment group Shanghai Gorgeous Investment Development Company. The power project has signed long-term power purchase agreements with leading Panamanian utility companies as well as a 15-year LNG sale and purchase agreement with Royal Dutch Shell plc.

Paul Wogan, Chief Executive Officer, stated: “The 10-year FSU charter once again demonstrates GasLog’s ability to execute on our strategic objectives of locking in long-term stable revenues and full utilization on one of our existing open vessels. Owning and operating an FSU will also expand GasLog’s service offering. We look forward to partnering with Sinolam to deliver gas-fired power to Panama, thereby displacing coal, oil and oil products in the country’s energy mix with cleaner natural gas.”

Kenneth Zhang, Chief Executive Officer of Sinolam Smarter Energy, stated: “The LNG Floating Storage Unit is a key element of our integrated power project, and we are very pleased to welcome GasLog as a strategic partner for our commercial operations. GasLog’s entry into the project is a vote of confidence in our business platform and the attractiveness of Panama as an investment opportunity.”

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in spot and multi-year charter hire rates and vessel values;

•                  increased exposure to the spot market and fluctuations in spot charter rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  fluctuations in currencies and interest rates;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labour, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•                  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.